Mail Stop 6010

September 16, 2005

Via U.S. Mail and Facsimile to (403) 295-4901

Werner Gartner
Principal Financial Officer
Novatel, Inc.
1120 - 68th Avenue N.E.
Calgary, Alberta, Canada
T2E 8S5

Re: Novatel Inc.
Form 20-F for the Year Ended December 31, 2004
Filed May 24, 2005
File No. 000-29004

Dear Mr. Gartner:

We have reviewed your response and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After
reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect
of our review. Feel free to call us at the telephone numbers

listed
at the end of this letter.

Form 20-F for the Fiscal-Year Ended December 31, 2004

Note 2 Significant Accounting Policies, page F-8

n) Investment Tax Credits, page F-11

1. Please refer to prior comment 2. We note your response which
appeared to appropriately address our concern related to the
events
that occurred which lead to the recognition of the investment tax
credits. However, your response did not reference any
authoritative
U.S. generally accepted accounting principles which support your
presentation of the investment tax credits as a separate line item
in
the non-operating section of your statement of operations.
Furthermore, since no asset was acquired in the generation of the
investment tax credits, it appears that the option of treating the
credit as a reduction of Federal income taxes of the year in which
the credit arises (as discussed in and permitted by paragraph 10
of
APB 4) would be appropriate in your situation. Accordingly, in
future
filings please present the investment tax credit as a reduction of
your federal income taxes in your U.S. generally accepted
accounting
principles disclosures in Note 22. Also, please discuss and
quantify
the accounting and presentation differences between U.S. and
Canadian
generally accepted accounting principles for this matter in Note
22.
Alternatively, please tell us the authoritative literature under
U.S.
generally accepted accounting principles which supports your
current

presentation.

     As appropriate, please respond to these comments within 10
business days or tell us when you will provide us with a response.
Please furnish a cover letter with your response that keys your
responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please file
your cover letter on EDGAR. Please understand that we may have
additional comments after reviewing your responses to our
comments.

     You may contact Kevin Kuhar, Staff Accountant, at (202) 551-
3662 or me at (202) 551-3603 if you have questions regarding these
comments. In this regard, do not hesitate to contact Angela
Crane,
Branch Chief at (202) 551-3554.

                         Sincerely,

                         Jay Webb
                         Reviewing Accountant

Werner Gartner
Novatel, Inc.
September 16, 2005
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